BACARDI LIMITED

[redacted]

08000034

RECEIVED

2008 JAN -2 A 9:13

082-04992

SUPPL

VIA COURIER

December 6, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

Attn: Margaret H. McFarland
Deputy Secretary

RECEIVED
DEC 11 2007
OFFICE OF THE SECRETARY

Dear Madam,

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, the Quarterly Report to Shareholders for the three months ended September 30, 2007 that was sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

Michael Maguire

Michael Maguire

Enc.

BACARDI LIMITED

Quarterly Report to Shareholders

Three Months Ended September 30, 2007

Report to Shareholders

Dear Shareholder:

Our Global Brands continued their positive trend in the second quarter of Fiscal 2008. Sales less excise taxes ("sales") for the six months ended September 30, 2007 have increased by +12% (+8% excluding foreign exchange) compared to the prior year reflecting strong consumer demand and price increases in our Global Brands. We continue to invest significantly in the future of the business. Advertising and promotion investment have increased by +21% in the six month period to support the growth of our Global Brands. The Company also invested significantly in our infrastructure. We have invested in enhanced sales capabilities in the key United States market, behind our Asia Pacific business and to support our global supply chain and information system technology. The results were also negatively impacted by higher interest costs related to rising interest rates and additional short term borrowings. Reported net income for the first six months was $395 million, representing a decrease of -$24 million compared to the prior year. This year's results were impacted by -$18 million of one-off costs related to initiatives to improve the utilization of our manufacturing assets, compared with gains in the prior year related to the sale of a regional brand and an equity investment. Excluding these non-recurring items from both periods, net income was in line with the prior year. Cash generated from operations in the period was -$116 million lower than the prior year driven by the investment in maturing inventory, particularly behind the future growth of DEWAR'S Scotch whisky, and higher payments for the Earnings Appreciation Rights Plan.

Excluding the favorable impact of foreign exchange, volume growth and increased pricing on our Global Spirits Brands represented an increase in sales of +$113 million or +10%. Our Global Spirits Brands portfolio continues to benefit from the strong performance of GREY GOOSE vodka with growth of +22%. Sales of BACARDI rum increased by +4% as compared to the prior year period primarily due to higher sales volumes and prices in the United States and Russia. This increase was partially offset by lower sales in Mexico as a direct result of the decision to reduce trade inventory levels. DEWAR'S Scotch whisky sales increased by +6% compared to the prior year period reflecting a favorable change in product mix and higher prices in key markets offset by lower volumes in the United States as a result of the phasing of inventory shipments. Our DEWAR'S premium portfolio continues to experience growth, with volumes increasing by 24,000 cases or +24% primarily in China. Sales of BOMBAY gin grew by +9% due to price increases in key markets and volume growth in the United States resulting from the replenishment of trade inventories following the prior year supply chain issues. CAZADORES tequila sales were +29% higher than the prior year period reflecting distribution expansion of the brand in the United States and volume increases in Mexico. ERISTOFF vodka sales increased by +17% mainly due to higher prices and from volume growth of flavors.

Sales of MARTINI vermouth were +7% higher than the prior year period primarily due to higher prices and a favorable market mix resulting from the volume growth of the brand in Russia. This increase was partially offset by volume declines in Italy, Spain and the United Kingdom. The sales increase in our Global Brands was partially offset by the continuing decline (-3%) of our Ready to Drink business.

In addition to the positive results, we announced our plan to invest more than $250 million over the next ten years in our Scotch whisky production infrastructure and inventory in response to the growing global demand for our premium portfolio of DEWAR'S Scotch whiskies. The Company also acquired a minority stake in the company that owns Leblon, a super premium brand within the growing Cachaça category.

In line with our commitment to promote Social Responsibility within our industry, we have appointed Michael Schumacher, seven time Formula One World Champion, to become the Company's Global Social Responsibility Ambassador to communicate a global "don't drink and drive" message.

Finally, the Company and other industry members have successfully defended a series of class actions in the United States which claimed that the industry's marketing targeted underage consumers. Following a series of favorable judgements for the industry, the plaintiffs have agreed to dismiss, or otherwise terminate, all pending cases.

Looking forward to the remainder of the year, we are committed to grow our Global Brand portfolio earnings.

Respectfully,

Facundo L. Bacardi
Chairman of the Board

Andreas Gembler
President and Chief Executive Officer

Business

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes various brands and labels of rum, vodka, Scotch whisky, gin, vermouth and tequila products among others, of which most of the products are sold on a global basis. The Company's Global Spirits Brands are comprised of BACARDI rum, GREY GOOSE vodka, DEWAR'S Scotch whisky, BOMBAY gin, CAZADORES tequila and ERISTOFF vodka. The Company operates in markets throughout the world with the principal markets being the United States, Mexico and all major European countries. The Company has prioritized its expansion in the emerging markets of China and other Asia Pacific markets and operates in various markets in Latin America.

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the 2007 Bacardi Limited Annual Report. The results of operations for the three and six months ended September 30, 2007 are not necessarily indicative of the results of operations expected for the full fiscal year.

Second Quarter Fiscal 2008

Summary of Financial Performance

(expressed in thousands of U.S. Dollars, except percentages)	Three Months Ended September 30,		
	2007	**2006**	**% Change**
Sales	1,367,985	1,232,718	+11%
Sales less Excise Taxes	1,125,009	1,000,265	+12%
Gross Profit	741,665	662,795	+12%
Selling, General and Administrative Expenses	479,927	383,504	+25%
Earnings from Operations	261,738	279,291	-6%
Net Income	197,411	217,219	-9%
Gross Margin	54.2%	53.8%	
Earnings from Operations Margin	19.1%	22.7%	
Effective Tax Rate	10.1%	11.8%	

Management's Discussion and Analysis (Continued)

Volumes

(expressed in thousands of 9L cases, except percentages)	Three Months Ended September 30, 2007	2006	Volume Change %	Net Sales (Excl. FX) Change %
GLOBAL SPIRITS BRANDS				
BACARDI rum	4,668	4,810	-3%	+4%
GREY GOOSE vodka	946	801	+18%	+23%
DEWAR'S Scotch whisky	962	901	+7%	+10%
BOMBAY gin	558	556	-	+4%
CAZADORES tequila	156	129	+21%	+25%
ERISTOFF vodka	462	398	+16%	+29%
Total Volumes	7,752	7,595	+2%	+11%

Sales less Excise Taxes

Sales less excise taxes ("sales") increased by +12% in the second quarter of Fiscal 2008 compared to the same prior year quarter. Excluding the favorable impact of foreign exchange, sales grew by +8%.

Excluding the favorable impact of foreign exchange, sales of Global Spirits Brands grew by +11% of which volume growth and price increases represents +5% and +6%, respectively. This increase was led by GREY GOOSE vodka with increased sales of +23% primarily due to continued volume growth and price increases in the United States. Sales of BACARDI rum increased by +4% primarily due to volume growth in Russia and Germany and higher prices in the United States, partially offset by volume declines in Mexico. DEWAR'S Scotch whisky sales grew by +10% reflecting volume increases in the Dominican Republic, Spain and Russia as well as higher prices in Venezuela. Sales of BOMBAY gin grew by +4% mainly due to price increases in key markets. CAZADORES tequila sales were +25% higher reflecting expanded distribution of the brand in the United States. ERISTOFF vodka sales increased by +29% due to an increase in volumes driven by flavors and price increases.

MARTINI vermouth sales grew by +11% primarily due to higher prices in the brand's key European markets and higher sales volume in Russia and Spain.

Management's Discussion and Analysis (Continued)

Gross Profit

Increased sales resulted in a +12% growth in gross profit. Gross profit margins for the quarter of 54.2% increased from 53.8% in the same period of last year reflecting increases in pricing and improvements in product and market mix offsetting the negative effect of higher freight and energy costs.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses ("SG&A") increased by +$96 million or +25% compared to the prior year period. Excluding the unfavorable impact of foreign exchange, SG&A expenses increased by +21% due to advertising and promotion increasing by +19% in support of our Global Brands. This increase also reflects investment in enhanced sales capabilities and behind the development of our infrastructure. SG&A expenses for the current year period include $18 million of one-off costs and expenses related to initiatives to improve the utilization of our manufacturing assets as compared to the prior year period which includes a gain on sale of an equity investment of +$5 million.

Earnings from Operations

As a result of the items described above, earnings from operations were +2% higher than the prior year when excluding non-recurring items in both periods.

Interest Expense, Other Expense and Income Taxes

Net interest expense increased by +16% compared to the same prior year period due to higher interest rates and higher short-term borrowings to meet working capital needs. The increase in miscellaneous expense results primarily from higher foreign currency losses, partially offset by a reversal of indirect tax reserves. The effective tax rate was 10.1% for the second quarter of Fiscal 2008 as compared to 11.8% for the same prior year period resulting from discrete tax items recognized in both periods.

Net Income

As a result of the items described above, net income for the second quarter of Fiscal 2008 was $197 million compared to $217 million for the same prior year period. Excluding non-recurring items from both periods, net income decreased by -3%.

Management's Discussion and Analysis (Continued)

Six Months Fiscal 2008

Summary of Financial Performance

(expressed in thousands of U.S. Dollars, except percentages)	Six Months Ended September 30, 2007	Six Months Ended September 30, 2006	% Change
Sales	2,647,303	2,407,556	+10%
Sales less Excise Taxes	2,173,954	1,946,254	+12%
Gross Profit	1,444,518	1,308,619	+10%
Selling, General and Administrative Expenses	918,988	756,881	+21%
Earnings from Operations	525,530	551,738	-5%
Net Income	395,107	419,501	-6%
Cash Flow from Operations	113,813	229,974	-51%
Gross Margin	54.6%	54.4%	
Earnings from Operations Margin	19.9%	22.9%	
Effective Tax Rate	9.9%	11.3%	
Total Debt to Total Capital (1)	40.2%	42.9%	

(1) Ratio is calculated as follows: [Total Debt = (Long-term debt + current portion) / Total Capital = (Equity + Total Debt)]

Volumes

(expressed in thousands of 9L cases, except percentages)	Six Months Ended September 30, 2007	Six Months Ended September 30, 2006	Volume Change %	Net Sales (Excl. FX) Change %
GLOBAL SPIRITS BRANDS				
BACARDI rum	9,540	9,718	-2%	+4%
GREY GOOSE vodka	1,936	1,653	+17%	+22%
DEWAR'S Scotch whisky	1,665	1,631	+2%	+6%
BOMBAY gin	1,114	1,072	+4%	+9%
CAZADORES tequila	259	213	+22%	+29%
ERISTOFF vodka	895	843	+6%	+17%
Total Volumes	15,409	15,130	+2%	+10%

Management's Discussion and Analysis (Continued)

Sales less Excise Taxes

Sales increased by +12% in the first six months of Fiscal 2008 compared to the same prior year period. Excluding the favorable impact of foreign exchange, sales grew by +8%.

Excluding the favorable impact of foreign exchange, Global Spirits Brands sales increased by +10% of which volume growth and price increases represents +5% each. The primary driver of this growth is the strong performance of GREY GOOSE vodka with increased sales of +22%. Sales of BACARDI rum increased by +4% primarily due to higher sales volumes and prices in the United States and Russia, partially offset by volume declines in Mexico. DEWAR'S Scotch whisky sales increased by +6% reflecting a favorable change in product mix and higher prices in key markets. Sales of BOMBAY gin grew by +9% due to price increases in key markets and volume growth in the United States. CAZADORES tequila sales were +29% higher than the prior year period reflecting distribution expansion of the brand in the United States and volume increases in Mexico. ERISTOFF vodka sales increased by +17% mainly due to higher prices and the volume growth of flavors.

MARTINI vermouth sales grew by +7% primarily due to higher prices in the brand's key European markets and higher sales volume in Russia.

Gross Profit

Increased sales resulted in a +10% growth in gross profit. Gross profit margins for the period of 54.6% are slightly higher than the same period of last year reflecting increases in pricing and improvements in product and market mix offsetting the negative effect of higher freight and energy costs.

Selling, General and Administrative Expenses

SG&A increased by +$162 million or +21% compared to the prior year period. Excluding the unfavorable impact of foreign exchange, SG&A expenses increased by +17% due to advertising and promotion increasing by +15% in support of our Global Brands. This increase also reflects investment in enhanced sales and marketing capabilities and behind the development of our infrastructure. SG&A expenses for the current year period include $18 million of one-off costs and expenses related to initiatives to improve the utilization of our manufacturing assets as compared to the prior year period which include gains of $16 million related to the sale of a regional brand and an equity investment.

Earnings from Operations

As a result of the items described above, earnings from operations were slightly above the prior year when excluding non-recurring items in both periods.

Interest Expense, Other Expense and Income Taxes

Net interest expense increased by +14% compared to the same prior year period due to higher interest rates and higher short-term borrowings to meet working capital needs. The decrease in miscellaneous expense results primarily from a reversal of indirect tax reserves in the current period partially offset by higher foreign exchange losses. The effective tax rate was 9.9% for the six months of Fiscal 2008 as compared to 11.3% for the same prior year period resulting from discrete tax items recognized in both periods.

Management's Discussion and Analysis (Continued)

Net Income

As a result of the items described above, net income for the first six months of Fiscal 2008 was $395 million compared to $420 million for the same prior year period. Excluding non-recurring items from both periods, net income was in line with the prior year.

Liquidity and Financial Condition

The cash flows generated and available borrowing facilities continue to allow the Company to meet operating needs, prepay long-term debt and distribute earnings. In the opinion of management, operating cash flows are sufficient to meet expected operating and capital expenditure requirements. Cash provided from operations was $114 million in the first six months of Fiscal 2008, a decrease of -$116 million as compared to prior year. The reduction in cash provided from operations was mainly due to higher levels of aging and finished goods inventory due to planned investment to meet future demands and higher payments for incentive compensation plan. This is partially offset by the improved collection of the Company's accounts receivables.

Cash used in investing activities increased to $90 million in the first six months of Fiscal 2008 as compared to $45 million in the same prior year period. Of the $90 million in the current period, $39 million represents net investment in fixed assets and $36 million of contingent payouts related to the Fiscal 2005 acquisition of the GREY GOOSE brand.

Cash used in financing activities in the first six months of Fiscal 2008 is primarily related to distributions to shareholders of $158 million offset by increased borrowing under the global credit facility and short-term facilities of +$75 million and +$77 million, respectively.

The Series 3 Preferred Shares have been classified as current liabilities in the September 30, 2007 balance sheet as they are expected to be redeemed in June 2008. The Company expects to refinance this liability with available funds under the global syndicated credit facility.

New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

During June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement framework for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and adoption. In accordance with FIN 48, a tax benefit from an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. If sustainable, the Company recognizes the greatest amount that is more likely than not to be sustained.

The Company adopted the provisions of FIN 48 on April 1, 2007. Beginning with the quarter ended June 30, 2007, the Company records liabilities for uncertain tax positions based on the criteria prescribed under FIN 48. The amounts ultimately realized may differ from the Company's estimates. The impact of adopting FIN 48 was recorded in retained earnings and amounted to $55.6 million.

Condensed Consolidated Statements of Earnings
(Unaudited)

(expressed in thousands of U.S. Dollars)	Three Months Ended September 30,		Six Months Ended September 30,	
	2007 $	2006 $	2007 $	2006 $
Sales	1,367,985	1,232,718	2,647,303	2,407,556
Excise taxes	242,976	232,453	473,349	461,302
	1,125,009	1,000,265	2,173,954	1,946,254
Cost of sales	383,344	337,470	729,436	637,635
Gross profit	741,665	662,795	1,444,518	1,308,619
Selling, general and administrative expenses	479,927	383,504	918,988	756,881
Earnings from operations	261,738	279,291	525,530	551,738
Other expenses (income)				
Interest income	(861)	(716)	(1,461)	(1,519)
Interest expense	41,035	35,300	79,441	69,918
Miscellaneous expense (income) - net	1,988	(1,549)	9,034	10,294
	42,162	33,035	87,014	78,693
Earnings before income taxes	219,576	246,256	438,516	473,045
Provision for income taxes	22,165	29,037	43,409	53,544
Net income	197,411	217,219	395,107	419,501

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets
(Unaudited)

(expressed in thousands of U.S. Dollars, except share and per share amounts)	**September 30, 2007 $**	**March 31, 2007 $**
Assets		
Current Assets		
Cash and equivalents	34,366	17,430
Accounts receivable, less allowance for doubtful accounts of $27,418 and $24,483, respectively	1,032,484	858,053
Inventories	1,041,108	878,358
Other current assets	181,489	149,634
	2,289,447	1,903,475
Long-Term Investments, Advances and Other Assets	256,166	229,935
Property, Plant and Equipment, Net	570,525	556,812
Intangible Assets	5,539,119	5,475,503
	8,655,257	8,165,725
Liabilities		
Current Liabilities		
Short-term borrowings	509,981	411,598
Accounts payable	306,543	270,895
Accrued liabilities	663,048	684,486
Taxes payable	129,279	139,512
Dividends payable	157,965	-
Current portion of long-term debt	296,266	248,029
Series 3 Preferred shares	169,781	-
	2,232,863	1,754,520
Long-Term Debt	2,132,097	2,037,525
Other Liabilities	590,733	542,461
Series 3 Preferred Shares	-	158,920
	4,955,693	4,493,426
BMRH Founders' Common Shares	92,467	92,467
Shareholders' Equity		
Common Shares, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding	32,909	32,909
Share Premium	957,267	957,267
Retained Earnings	2,801,232	2,777,641
Accumulated Other Comprehensive Loss	(184,311)	(187,985)
	3,607,097	3,579,832
	8,655,257	8,165,725

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Shareholders' Equity (Unaudited)

(expressed in thousands of U.S. Dollars)	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
Balance at March 31, 2007	**32,909**	**957,267**	**2,777,641**	**(187,985)**	**3,579,832**
Comprehensive income:					
Net income	-	-	395,107	-	395,107
Foreign currency translation adjustments	-	-	-	2,966	2,966
Minimum pension liability adjustments, net of tax of $(1,316)	-	-	-	2,706	2,706
Net change in gain on derivative instruments	-	-	-	(1,788)	(1,788)
Other	-	-	-	(210)	(210)
Total comprehensive income					398,781
Adjustments for the adoption of FIN 48 (Note 2)	-	-	(55,587)	-	(55,587)
Dividends declared	-	-	(315,929)	-	(315,929)
Balance at September 30, 2007	**32,909**	**957,267**	**2,801,232**	**(184,311)**	**3,607,097**

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

(expressed in thousands of U.S. Dollars)	Six Months Ended September 30,	
	2007 $	2006 $
Cash flows from operating activities		
Cash provided from operations (Note 3)	113,813	229,974
Cash flows used in investing activities		
Acquisition of GREY GOOSE brand	(35,962)	(17,542)
Proceeds from sales of brands and investments	3,600	16,152
Purchase of property, plant and equipment	(43,729)	(23,271)
Proceeds on disposition of property, plant and equipment	4,369	5,328
Change in long-term investments, advances and other assets	(18,225)	(25,336)
Cash used in investing activities	(89,947)	(44,669)
Cash flows used in financing activities		
Dividends paid	(157,965)	(140,100)
Short-term debt:		
Borrowings	215,047	170,297
Repayments	(137,844)	(70,351)
Long-term debt:		
Borrowings	320,141	159,309
Repayments	(245,671)	(302,636)
Payment of financing costs	-	(237)
Cash used in financing activities	(6,292)	(183,718)
Change in cash and equivalents	17,574	1,587
Change in cash and equivalents due to unrealized foreign exchange	(638)	(560)
Cash and equivalents – Beginning of period	17,430	20,706
Cash and equivalents – End of period	34,366	21,733

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

1. Basis of Preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, are presented in United States dollars and include all adjustments necessary for the fair presentation of such financial statements. United States generally accepted accounting principles are acceptable for the Company under Bermuda law. Due to the seasonal nature of the Company's operations, the results of operations for the six months ended September 30, 2007 are not necessarily indicative of the results of operations expected for the year ending March 31, 2008. The March 31, 2007 condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2007 Annual Report.

2. New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

During June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement framework for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and adoption. In accordance with FIN 48, a tax benefit from an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. If sustainable, the Company recognizes the greatest amount that is more likely than not to be sustained.

The Company adopted the provisions of FIN 48 on April 1, 2007. Beginning with the quarter ended June 30, 2007, the Company records liabilities for uncertain tax positions based on the criteria prescribed under FIN 48. The amounts ultimately realized may differ from the Company's estimates. The impact of adopting FIN 48 on the Company's consolidated financial statements is summarized below.

(expressed in thousands of U.S. Dollars)	Balance at March 31, 2007 $	FIN 48 Adjustment $	Balance at April 1, 2007 $
Other liabilities	542,461	55,587	598,048
Retained earnings	2,777,641	(55,587)	2,722,054

Unrecognized tax benefits are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized for accounting purposes pursuant to FIN 48. At April 1, 2007, the total amount of unrecognized tax benefits was approximately $98.2 million ($91.5 million of which would impact the effective tax rate if recognized) plus approximately $38.9 million of accrued interest and penalties. As of September 30, 2007, the corresponding balance of unrecognized tax benefits is $98.9 million plus $41.8 million of accrued interest and penalties.

Notes to Condensed Consolidated Financial Statements (Continued)

2. *New Accounting Pronouncements (continued)*

The Company operates in multiple taxing jurisdictions and is thus subject to audits from various tax authorities in the normal course of business. The Company is currently under examination in several tax jurisdictions and remains subject to examination until the statute of limitations expires. Due to the uncertainty of the expiration of statutes of limitations and/or the conclusion of tax examinations in several jurisdictions, an estimate of the range of reasonably possible change in the total amount of unrecognized tax benefits within 12 months of September 30, 2007 cannot be made. In the Company's principal markets, the tax years that remain subject to examination include years from 2002 forward.

The Company's policy is to classify interest and penalties related to unrecognized tax benefits as income tax expense.

3. *Statement of Cash Flows*

Cash provided from operations is comprised as follows:

(expressed in thousands of U.S. Dollars)	Six Months Ended September 30,	
	2007 $	2006 $
Net income	395,107	419,501
Items not affecting cash:		
Deferred income taxes	(3,062)	6,179
Equity earnings, net of dividends	(141)	(1,780)
Gain on sale of brand and related assets	(2,002)	(10,531)
Gain on sale of assets	(2,763)	(8,108)
Depreciation and amortization	36,603	36,142
Incentive compensation plans expense	3,440	11,340
Restructuring asset impairment charges	11,196	-
Net change in other items related to operations:		
Accounts receivable	(147,931)	(196,428)
Inventories	(133,688)	(71,957)
Accounts payable	25,739	54,069
Accrued liabilities	34,463	6,269
Taxes payable	(22,704)	16,664
Pension liabilities	2,275	7,179
Other current assets	(25,192)	(43,372)
Other liabilities	(7,775)	5,503
Proceeds from issuance of Long-Term Incentive Plan shares	170	7,450
Payments to incentive compensation plan participants	(49,922)	(8,146)
Cash provided from operations	113,813	229,974

Notes to Condensed Consolidated Financial Statements (Continued)

4. *Inventories*

Inventories comprise:

(expressed in thousands of U.S. Dollars)	September 30, 2007 $	March 31, 2007 $
Raw materials and supplies	101,843	99,365
Work-in-progress	87,613	78,225
Aging product	467,185	410,625
Finished goods	384,467	290,143
	1,041,108	878,358

5. *Accumulated Other Comprehensive Loss*

Accumulated other comprehensive loss is comprised of the following:

(expressed in thousands of U.S. Dollars)	September 30, 2007 $	March 31, 2007 $
Foreign currency translation	(122,155)	(125,121)
Additional pension liability, net of taxes of $25,794 and $27,110, respectively	(77,179)	(79,885)
Unrealized gain on cash flow hedges	15,384	17,172
Other	(361)	(151)
Accumulated Other Comprehensive Loss	(184,311)	(187,985)

6. *Long-Term Incentive Cash Plan*

Effective September 1, 2007, the Company implemented a Long-Term Cash Incentive Plan (the "Plan") to compensate selected key employees with the objective of maximizing the growth of the Company. Under the terms of the Plan, awards, representing a contingent right to payment of a targeted cash amount, are issued at a predetermined amount. The amount that is eventually paid from the Plan will be based on a three-year performance period evaluation. The measures used in this evaluation will reflect both financial and strategic objectives. The awards vest 100% on the third anniversary of their issuance, and are automatically exercised upon vesting. As of September 30, 2007, awards representing an estimated total target payout of $20 million, with a maximum payment of $40 million, have been issued. Compensation expense, currently estimated at a total of $20 million, under this plan is accrued on a straight-line basis over the vesting period.

Notes to Condensed Consolidated Financial Statements (Continued)

7. Manufacturing and Asset Utilization

During the six months ended September 30, 2007, the Company recorded an additional $18 million of severance and asset write down charges resulting from the Company's initiative to improve manufacturing and asset utilization. These charges are included within selling, general and administrative expenses in the accompanying financial statements. As of September 30, 2007, the liability for severance costs included in accrued liabilities is $33 million.

8. Contingencies

Commencing in 2003, a series of purported class actions were filed in various U.S. jurisdictions against the Company, certain of its subsidiaries, and a large number of other beverage alcohol manufacturers and importers, alleging the defendants improperly target underage consumers through their marketing and promotional practices. These virtually identical lawsuits, all of which were filed by the same national counsel on behalf of parents/guardians of underage children, sought disgorgement of profits made from alleged underage sales, among other damage and injunctive remedies. The Company believes the lawsuits to be entirely without merit and, along with the other named industry members, has been vigorously defending them.

All of these lawsuits were dismissed on the merits by trial courts in different states, with the exception of one case where the court's ruling on defendants' motion to dismiss remained pending. Further, a majority of the trial courts' dismissals have also been affirmed on appeal in defendants' favor. A few appeals still remained pending at the end of the quarter. In mid November, the plaintiffs agreed to dismiss, or otherwise terminate, all the litigations, while the defendants have agreed not to seek recovery of costs or fees.

Since August 24, 2005, one of the Company's subsidiaries has received Administrative Orders from the U.S. Environmental Protection Agency ("EPA") containing findings of violations of permit discharge limits and permit special conditions at its production facilities in Puerto Rico, providing for interim discharge limits, and ordering compliance with certain provisions of the Clean Water Act ("CWA"). Since the issuance of these Orders, the Company's subsidiary has met with the EPA, and the local Puerto Rico Environmental Quality Board ("EQB"), and made several submissions, including two Plans of Action, which intend to address the EPA's concerns. The EPA requested that the U.S. Department of Justice ("DOJ") negotiate a judicial Consent Decree to provide for a final enforcement mechanism to implement the compliance actions. On January 4, 2007 the DOJ issued a Notice of Potential Liability for Clean Water Act Violations which extended to the subsidiary the opportunity to settle prior to litigation and stated that the DOJ would be seeking in settlement necessary injunctive relief and payment of appropriate civil penalties. The subsidiary is engaged in settlement negotiations with the DOJ and EPA. The subsidiary expects that a civil penalty will be assessed. The Company believes that the amount of such civil penalty will not have a material adverse effect on the Company's results of operations, financial position, or cash flows. The subsidiary believes that injunctive relief potentially may be imposed, but the DOJ and EPA have not yet identified the injunctive relief, if any, they would seek. To facilitate settlement discussions, the Company and DOJ have agreed to toll the statue of limitations for the government's claims until January 31, 2008.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

BACARDI LIMITED

Corporate Information

Directors

Facundo L. Bacardi
Adolfo L. Danguillecourt
Barry E. Kabalkin
Victor R. Arellano Jr.
Jaime Bergel
Francisco Carrera-Justiz
Toten Comas Bacardi
Robert J. Corti
Paul M. de Hechavarria
Ignacio de la Rocha
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Jay H. McDowell
Guy Peyrelongue
Philip Shearer
Raymond P. Silcock

Officers

Facundo L. Bacardi	Chairman
Adolfo L. Danguillecourt	Deputy Chairman
Barry E. Kabalkin	Deputy Chairman
Andreas Gembler	President and Chief Executive Officer
Ralph Morera	Executive Vice President
Graham Hetherington	Senior Vice President Finance & Chief Financial Officer
Eduardo B. Sanchez	Senior Vice President & General Counsel
Timothy C. Sullivan	Senior Vice President-Human Resources
Atul Vora	Vice President-Business Development
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Michael Brennan	Treasurer
D. Douglas Mello	Company Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations
Katherine Williams	Assistant Secretary- Subsidiary Relations

Shareholder information:
Gail A. Butterworth: gbutterworth@bacardi.com
Telephone: 441-298-1027

BACARDI rum
CASTILLO rum

GREY GOOSE vodka
ERISTOFF vodka
NATASHA vodka
RUSSIAN PRINCE vodka
42 BELOW vodka

DEWAR'S Scotch whisky
WILLIAM LAWSON'S Scotch whisky
ABERFELDY Scotch whisky

BOMBAY gin
BOMBAY SAPPHIRE gin
BOSFORD gin

CAZADORES tequila
CORZO tequila
CUATRO VIENTOS tequila
CAMINO REAL tequila

MARTINI vermouth
NOILLY PRAT vermouth

MARTINI Asti
MARTINI Prosecco

OTARD cognac
GASTON DE LA GRANGE cognac
VIEJO VERGEL brandy

BÉNÉDICTINE liqueur
B&B liqueur
GET 27/31 liqueur
CHINA MARTINI liqueur
NASSAU ROYALE liqueur

BACARDI.

GREY GOOSE
World's Best Tasting Vodka

Dewar's.

BOMBAY SAPPHIRE.

ERISTOFF

CAZADORES®

MARTINI®

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END

BACARDI LIMITED

P O BOX HM 720, Hamilton, HM CX, Bermuda
Telephone 441-295-4345 Fax 441-292-0562